UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Oryon Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68764G107

(CUSIP Number)

Mark E. Pape 4251 Kellway Circle, Addison TX 75001 214-267-1321

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68764G107

1.	Names of Reporting Persons. MRM Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,022,824
	8.	Shared Voting Power
	9.	Sole Dispositive Power 9,022,824
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

Security:	Common Stock, $0.001 Par Value

Issuer:	Oryon Technologies, Inc.
4251Kellway Circle
Addison TX 75001

Nature of securities ownership:

MRM Acquisitions, LLC holds 7,176,000 shares of common stock owned directly plus 1,846,824 shares underlying Series C Warrants to purchase common stock at $0.31 per share, for a total position of 9,022,824 shares of the issuer’s common stock.

Oryon Capital, LLC owns 66.2% of the membership units of MRM Acquisitions, LLC and consequently has voting control and investment discretion over the securities held by MRM Acquisitions, LLC. As a result, Oryon Capital, LLC may be deemed to have beneficial ownership (as defined by Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock owned by MRM Acquisitions, LLC. See Item 6 below.

Item 2. Identity and Background.

(a) Name;

MRM Acquisitions, LLC

(b) Residence or business address;

4251 Kellway Circle, Addison, TX 75001

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Not Applicable

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

None

(f) Citizenship.

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

The securities were acquired in exchange for the membership units of OryonTechnologies, LLC previously held by MRM Acquisitions, LLC in the course of the merger of the issuer with OryonTechnologies, LLC, as reported in the issuer’s Form 8-K filed May 7, 2012. The membership units of OryonTechnologies, LLC held by MRM Acquisitions, LLC were originally acquired by MRM Acquisitions, LLC using equity funds invested by the members of MRM Acquisitions, LLC.

Item 4. Purpose of Transaction.

The securities were acquired in exchange for the membership units of OryonTechnologies, LLC in the course of the merger of the issuer with OryonTechnologies, LLC as reported in the issuer’s Form 8-K filed May 7, 2012. MRM Acquisitions, LLC has no current or anticipated plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	MRM Acquisitions, LLC holds 7,176,000 shares of common stock owned directly plus 1,846,824 shares underlying Series C Warrants to purchase common stock at $0.31 per share, for a total position of 9,022,824 shares representing 24.9% of the issuer’s common stock.

Oryon Capital, LLC owns 66.2% of the membership units of MRM Acquisitions, LLC and consequently has voting control and investment discretion over the securities held by MRM Acquisitions, LLC. As a result, Oryon Capital, LLC may be deemed to have beneficial ownership (as defined by Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock owned by MRM Acquisitions, LLC.

In total, Oryon Capital, LLC beneficially holds 10,485,952 shares representing 28.2% of the issuer’s common stock. Oryon Capital, LLC owns 492,400 shares of the issuer’s common stock directly plus 970,728 shares underlying Warrants to purchase the issuer’s common stock at $0.31 per share, for a total position of 1,463,128 shares representing 3.3% of the issuer’s common stock.

(b)	MRM Acquisitions, LLC has sole power to dispose or to direct the disposition.

(c)	There have been no transactions by any party during the past 60 days or since the most recent filing of Schedule 13D (§240.13d–101) by the persons named in response to paragraph (a).

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	State the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

MRM Acquisitions, LLC holds 7,176,000 shares of common stock owned directly and 1,846,824 shares underlying Series C Warrants to purchase the issuer’s common stock at $0.31 per share. Oryon Capital, LLC owns 66.2% of the membership units of MRM Acquisitions, LLC and consequently has voting control and investment discretion over the securities held by MRM Acquisitions, LLC. As a result, Oryon Capital, LLC may be deemed to have beneficial ownership (as defined by Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of the issuer’s common stock owned by MRM Acquisitions, LLC.

Item 7. Material to be Filed as Exhibits.

No material to be filed as an exhibit. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d–1(k) or written agreements, contracts, arrangements, understanding, plans or proposals relating to: (1) The borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2012	By:

		By:	/s/ M. Richard Marcus
		Name:	M. Richard Marcus
		Title:	Chairman, MRM Acquisitions, LLC